UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under

Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 001-36369

bluerock residential growth reit, inc.

(Badger Merger Sub LLC as successor by merger to Bluerock Residential Growth REIT, Inc.)
(Exact name of registrant as specified in its charter)

345 Park Avenue, New York, New York

(212) 583-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, $0.01 par value per share

7.625% Series C Cumulative Redeemable Preferred Stock, $0.01 par value per share

7.125% Series D Cumulative Preferred Stock, $0.01 par value per share

Series B Redeemable Preferred Stock, $0.01 par value per share

Warrant to Purchase Shares of Class A Common Stock, $0.01 par value per share

Series T Redeemable Preferred Stock, $0.01 par value per share

(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Class A Common Stock: 0

7.625% Series C Cumulative Redeemable Preferred Stock: 0

7.125% Series D Cumulative Preferred Stock: 0

Series B Redeemable Preferred Stock: 0

Warrant to Purchase Shares of Class A Common Stock: 0

Series T Redeemable Preferred Stock: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Badger Merger Sub LLC, as successor by merger to Bluerock Residential Growth REIT, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 17, 2022

Badger Merger Sub LLC
(as successor by merger to Bluerock Residential Growth REIT, Inc.)

By:	/s/ Asim Hamid
Name:	Asim Hamid
Title:	Senior Managing Director and Vice President